The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED JUNE 7, 2011.

PRELIMINARY PRICING SUPPLEMENT NO. 638 dated , 2011	Filed pursuant to Rule 424(b)(2)
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Eksportfinans ASA
Buffered Equity Index Fund-Linked Notes Due
(Linked to the iShares® MSCI Emerging Markets Index Fund)

     The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be between 19 and 22 months after the original issue date, subject to adjustment) is based on the performance of the iShares® MSCI Emerging Markets Index Fund (the index fund) as measured from the trade date to and including the determination date (set on the trade date, expected to be the fifth scheduled trading day prior to the stated maturity date, subject to adjustment). As more fully described below, the return on your notes is not linked to the performance of the index fund on a one-to-one basis and is subject to limited appreciation. You could lose your entire investment in the notes if the index fund price declines to zero.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index fund price (determined on the determination date, subject to adjustment) from the initial index fund price (set on the trade date and may be higher or lower than the actual closing price of the index fund on the trade date), which we refer to as the index fund return. The index fund return may reflect a positive return (based on any increase in the index fund price over the life of the notes) or a negative return (based on any decrease in the index fund price over the life of the notes). On the stated maturity date, for each $1,000.00 face amount of your notes:

  if the index fund return is equal to or greater than -15.00% (the final index fund price is equal to or greater than the buffer level of 85.00% of the initial index fund price), you will receive the maximum settlement amount (set on the trade date, expected to be between $1,102.50 and $1,117.50); or

  if the index fund return is less than -15.00% (the final index fund price is less than the buffer level of 85.00% of the initial index fund price), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) approximately 1.1765 times (c) the sum of the index fund return plus the buffer amount of 15.00%.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the closing price of the index fund on any day other than the determination date. A percentage decrease of more than 15.00% between the initial index fund price and the final index fund price will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,102.50 and $1,117.50 (set on the trade date). In addition, the notes will not bear interest, and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated June 7, 2011

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through September    , 2011. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors – Risks relating to index linked notes or notes linked to certain assets" on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on     , 2011.

     iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (BITC). The notes are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

     The MSCI indexes are the exclusive property of MSCI Inc. (MSCI). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates. The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

TERMS OF THE NOTES

Issuer: Specified Currency: Aggregate Face Amount: Face Amount of each note:

Eksportfinans ASA

U.S. dollars

$

$1,000.00

We may decide to sell additional notes after the Trade Date but prior to the Original Issue Date at an Issue Price (and underwriting discount and net proceeds) that differs from the Original Issue Price.

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Price:	100.00% of the Face Amount.

Purchase at amount other than the Face Amount:

The amount we will pay you at the stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Maximum Settlement Amount will permit a lower (or higher) percentage increase in your investment in the notes than indicated elsewhere, relative to your initial investment.

Original Issue Date:	A specified date that is expected to be the fifth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Reissuances or Reopening Issuances:

We may, without your consent, reissue or "reopen" the notes based upon market conditions and Index Fund prices at that time. These further issuances, if any, will be consolidated to form a single series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement.

Maturity Date:

A specified date that is expected to be between 19 and 22 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day. If the Determination Date is postponed as described below, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Determination Date to and including the postponed Determination Date.

Underlying Index Fund:

The iShares® MSCI Emerging Markets Index Fund (the Index Fund) (Bloomberg ticker: EEM UP, or any successor page thereto determined by the calculation agent). The investment advisor to the Index Fund (the Index Fund Investment Advisor) is BlackRock Fund Advisors (BFA), a subsidiary of BlackRock Institutional Trust Company, N.A. (BITC). The Index Fund is intended to correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the Underlying Index). The Underlying Index is published and calculated by MSCI (the Index Sponsor). See “The Index Fund” below for further information. Current information regarding the market value of the Index Fund is available from BITC and from numerous public information sources. Those sources are not incorporated by reference in this document.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes as follows:

  If the Final Index Fund Price is equal to or greater than 85.00% of the Initial Index Fund Price, the amount payable will equal the Maximum Settlement Amount.

  If the Final Index Fund Price is less than the Buffer Level, the amount payable will equal the sum of (i) $1,000.00, plus (ii) the product of (a) $1,000.00 times (b) the Buffer Rate times (c) the sum of the Index Fund Return plus the Buffer Amount. In this case, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Fund Price:	To be determined on the Trade Date and may be higher or lower than the actual closing price of the Index Fund on the Trade Date.

Final Index Fund Price:

The Closing Price of the Index Fund on the Determination Date, except in the limited circumstances described under "—Consequences of a Market Disruption Event or a Non-Trading Day" and subject to adjustment as provided under "—De-listing, Discontinuance or Modification of the Index Fund" below.

Closing Price of the Index Fund:

The official closing sale price or last reported sale price, regular way, for the Index Fund on the principal national securities exchange on which the Index Fund is listed for trading on the relevant trading day, on a per-share or other unit basis, subject to anti-dilution adjustments as described under "—Anti-dilution Adjustments" on P-6.

Maximum Settlement Amount:	Expected to be between $1,102.50 and $1,117.50 for every $1,000.00 Face Amount, to be determined on the Trade Date.

Index Fund Return:	The quotient of (i) the Final Index Fund Price minus the Initial Index Fund Price divided by (ii) the Initial Index Fund Price, expressed as a positive or negative percentage.

Buffer Level:	Expected to be 85.00% of the Initial Index Fund Price (equal to a -15.00% Index Fund Return), to be determined on the Trade Date.

Buffer Rate:	The quotient of the Initial Index Fund Price divided by the Buffer Level, which equals approximately 117.65%, to be determined on the Trade Date.

Buffer Amount:	Expected to be 15.00%, to be determined on the Trade Date.

Determination Date:

A specified date that is expected to be the date that is the fifth Trading Day prior to the Maturity Date, to be determined on the Trade Date. However, if a Market Disruption Event occurs or is continuing on the Determination Date or that day is not otherwise a Trading Day, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed to a date later than the originally scheduled Maturity Date or, if the originally scheduled Maturity Date is not a Business Day, later than the first Business Day after the originally scheduled Maturity Date. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day or that day is not a Trading Day, that day will nevertheless be the Determination Date.

Consequences of a Market Disruption Event or a Non-Trading Day:

If a Market Disruption Event occurs or is continuing on a day that would otherwise be the Determination Date or such day is not a Trading Day, then the Determination Date will be postponed as described under "—Determination Date" above.

If the calculation agent determines that the Closing Price of the Index Fund that must be used to determine the Redemption Amount is not available on the Determination Date because of a Market Disruption Event, a Non-Trading day or for any other reason (other than as described under "—Discontinuance or Modification of the Index Fund" below, the calculation agent will nevertheless determine the Final Index Fund Price based on its assessment, made in its sole discretion, of the closing price of one share of the Index Fund on that day.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in the Index Fund on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index Fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or the Index Fund does not trade on what was the primary market for the Index Fund, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index Fund or to any index stock included in the Underlying Index or any component index thereunder, if applicable.

For this purpose, an "absence of trading" in the primary securities market on which shares of the Index Fund are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the Index Fund, if available, or in option or futures contracts relating to the Index Fund or an index stock included in the Underlying Index or any component index thereunder, if applicable, in the primary market for shares of the Index Fund, that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to shares of the Index Fund, that stock or those contracts, or a disparity in bid and asked quotes relating to shares of the Index Fund, that stock or those contracts,

will constitute a suspension or material limitation of trading in shares of the Index Fund, that stock or those contracts in that primary market.

References to the Index Fund in this description of Market Disruption Events include the Index Fund and any successor fund (as defined below) as it may be modified, replaced or adjusted from time to time.

Discontinuance or Modification of the Index Fund:

If the Index Fund is de-listed from the NYSE Arca, Inc., and the Index Fund Investment Advisor or anyone else publishes a substitute exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (a successor fund), then the calculation agent will determine the Redemption Amount on the stated Maturity Date by reference to the successor fund. If the Index Fund is de-listed from the NYSE Arca, Inc. and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, determine the Final Index Fund Price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor fund is selected, that successor fund will be substituted for the Index Fund for all purposes of the notes.

If the calculation agent determines that the Index Fund, the stocks underlying the Index Fund or the method of calculating the Index Fund is changed at any time in any respect – including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the Index Fund or of the Index Fund stocks and whether the change is made by the Index Fund Investment Advisor under its existing policies or following a modification of those policies, is due to the publication of a successor fund, is due to events affecting one or more of the Index Fund stocks or their issuers or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments in the Index Fund or the method of its calculation as it believes are appropriate to ensure that the Closing Price of the Index Fund used to determine the amount payable on the stated Maturity Date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index Fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution Adjustments:

The calculation agent will have discretion to adjust the Closing Price of the Index Fund, as applicable, if certain events occur. Exchange traded funds are registered investment companies that are eligible for trading on the exchanges on which they are listed. Generally, exchange traded funds (other than commodities based exchange traded funds) are subject to regulation under the Investment Company Act of 1940, as amended, and are restricted in their activities and have dividend requirements. In the event that any event other than a delisting or withdrawal from the NYSE Arca, Inc. occurs with respect to the Index Fund, the calculation agent shall determine in its sole discretion whether and to what extent an adjustment should be made to the Closing Price of the Index Fund. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent:	Goldman, Sachs & Co.

Fixed rate note:	The notes will not bear interest. There will be no payments prior to maturity.

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

Any day on which (i) the NYSE Arca, Inc. is open for trading and (ii) the closing price for one share of the Index Fund is published by the NYSE Arca, Inc. (or, in each case, any successor exchange thereto as determined by the calculation agent in its sole discretion).

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

CUSIP No.:

ISIN No.:

Listing:	None

FDIC:	The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not bear interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this preliminary pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Website is 700978. As used in this preliminary pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of an exchange traded fund. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price per share of the Index Fund and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not bear interest. Also, your notes are not equivalent to investing directly in shares of the Index Fund or in the stocks underlying the component indices of the Underlying Index to which your notes are linked. Before investing in the notes, you should carefully consider the risks below, the risks described under “Risk Factors—Risks relating to index linked notes or notes linked to certain assets” beginning on page S-6 in the accompanying prospectus and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on March 31, 2011 and is incorporated by reference herein.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September    , 2011. After September    , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.'s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Fund Price is less than the Buffer Level.

     The Redemption Amount will depend on the change in the price per share of the Index Fund. Because the price per share of the Index Fund is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Fund Price is less than the Buffer Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all of your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Index Fund Price from the Initial Index Fund Price. You may lose all or a significant amount of your entire investment in the notes if the price per share of the Final Index Fund drops precipitously relative to the Initial Index Fund Price.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index Fund performance is no guide to future performance.

     The actual performance of the Index Fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices per share of the Index Fund or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index Fund.

If you purchase your notes at a premium to the Face Amount, the return on your investment will be lower than the return on notes purchased at the Face Amount and the impact of certain key terms of the notes will be negatively affected.

     The Redemption Amount you will be paid for your notes on the stated Maturity Date will not be adjusted based on the Issue Price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the stated Maturity Date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or a discount to the Face Amount. In addition, the impact of the Buffer Level and the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Maximum Settlement Amount will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the Face Amount or a discount to the Face Amount. Similarly, the Buffer Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the Face Amount or a discount to the Face Amount.

The calculation of the Redemption Amount does not take into account all developments in the Index Fund.

     Changes in the price per share of the Index Fund during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the price per share of the Index Fund on the Trade Date and the price per share of the Index Fund on the Determination Date. The price per share of the Index Fund on any other day will not be taken into account. As a result, you may lose a significant part of your investment even if the price per share of the Index Fund has increased at certain times during the term of the notes.

If the price per share of the Index Fund changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index Fund. Changes in the price per share of the Index Fund may not result in a comparable change in the market value of your notes. Even if the price per share of the Index Fund increases above the Initial Index Fund Price during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the price per share of the Index Fund over the life of your notes will be limited because of the Maximum Settlement Amount, which is expected to be between $1,102.50 and $1,117.50 for each $1,000.00 Face Amount. The Maximum Settlement Amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price per share of the Index Fund may increase beyond the Initial Index Fund Price over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Index Fund.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

     The Index Fund uses a representative sampling strategy to track the performance of the Underlying Index which may give rise to tracking error, i.e., the discrepancy between the performance of the Underlying Index and the performance of the Index Fund. In addition, because the shares of the Index Fund are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. Because of the potential discrepancies identified above, the Index Fund return may not correlate perfectly with the return on the Underlying Index over the same period. For more information, see “The Index Fund” below.

An investment in the offered notes is subject to risks associated with foreign securities markets.

     The Index Fund is linked to the value of foreign equity securities. The MSCI Emerging Markets Index, which underlies the Index Fund, consists of twenty-five emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the Underlying Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Because foreign exchanges may be open on days when the Index Fund is not traded, the value of the securities underlying the Index Fund may change on days when shareholders will not be able to purchase or sell the Index Fund’s shares.

     The countries whose indices are represented by the Underlying Index include Brazil, Cayman Islands, Chile, China, Colombia, the Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, the Philippines, Poland, the Russian Federation, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The Redemption Amount for the notes will not be adjusted for any change in currency exchange rates.

     Although the common stocks included in the Underlying Index are traded in currencies other than U.S. dollars and the securities are denominated in U.S. dollars, the Redemption Amount will not be adjusted for any change in the currency exchange rate between other currencies and the U.S. dollar. Changes in exchange rates, however, may reflect changes in the economy that in turn may affect the Redemption Amount for the notes. The Redemption Amount will be based solely on the percentage change in the price per share of the Index Fund from the Initial Index Fund Price to the Final Index Fund price, which may be negative.

The notes are subject to currency exchange rate risk.

     Because the closing price of the Index Fund generally reflects the U.S. dollar value of the securities represented in the Index Fund, holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies in which such securities trade. An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the dollar strengthens against the currencies of the securities represented in the Index Fund, the price per share of the Index Fund will be adversely affected and the Redemption Amount on the notes may be reduced. Of particular importance to potential currency exchange risk are as follows:

  existing and expected rates of inflation;

  existing and expected interest rate levels;

  the balance of payments; and

  the extent of governmental surpluses or deficits in the component countries and the United States of America.

     All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

The policies of the Index Fund Investment Advisor and changes that affect the Underlying Index could affect the amount payable on your notes and their market value.

     The policies of the Index Fund Investment Advisor concerning the management of the Index Fund, additions, deletions or substitutions of securities in the Index Fund and the manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, the amount payable on your notes on the stated Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the Index Fund Investment Advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the Index Fund, or if the Index Fund Investment Advisor discontinues or suspends calculation or publication of the net asset value of the Index Fund, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the Index Fund is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the Final Index Fund Price and thus the amount payable on the Maturity Date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “Discontinuance or Modification of the Index Fund” on P-5.

     In addition, the Index Sponsor owns the Underlying Index and is responsible for the design and maintenance of the Underlying Index. The policies of the Index Sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the level of the Underlying Index and, consequently, could affect the market prices of shares of the Index Fund and, therefore, the amount payable on your notes and their market value.

The return on your notes will not reflect any dividends paid on the stocks underlying the component indices of the Underlying Index.

     The Index Sponsor calculates the level of the Underlying Index by reference to the prices of the stocks underlying the component indices of the Underlying Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks underlying the component indices of the Underlying Index and received the dividends paid on those securities. You will not receive any dividends that may be paid on any of the stocks underlying the component indices of the Underlying Index by the issuers of such securities. See "You have no shareholder rights or rights to receive any stock" below for additional information.

Changes in the volatility of the Index Fund are likely to affect the market value of your notes.

     The volatility of the Index Fund refers to the magnitude and frequency of the changes in the price per share of the Index Fund. In most scenarios, if the volatility of the Index Fund increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index Fund decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the Final Index Fund Price, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under "There may be conflicts of interest between you and Goldman, Sachs & Co."

You have no shareholder rights or rights to receive any shares of the Index Fund or stock.

     Investing in your notes will not make you a holder of any of the stocks underlying the component indices of the Underlying Index or a holder of any shares of the Index Fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks or shares of the Index Fund. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any of the stocks underlying the component indices of the Underlying Index or any shares of the Index Fund, or dividends in connection with any of the above.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the price per share of the Index Fund at any time,

  the dividend rates of the index stocks underlying the component indices of the Underlying Index,

  economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the component indices of the Underlying Index,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index Fund based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the index stocks underlying the component indices of the Underlying Index may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the shares of the Index Fund or the index stocks underlying the component indices of the Underlying Index, options or futures on the Index Fund or index stocks underlying the component indices of the Underlying Index or other instruments linked to the Index Fund or index stocks underlying the component indices of the Underlying Index, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other exchange traded fund-linked or index-linked notes whose returns are linked to the same Index Fund or the Underlying Index, respectively. Any of these hedging activities may adversely affect the price per share of the Index Fund –directly or indirectly by affecting the price of the index stocks underlying the component indices of the Underlying Index – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in shares of the Index Fund or one or more of the index stocks underlying the component indices of the Underlying Index or instruments whose returns are linked to the Index Fund or index stocks underlying the component indices of the Underlying Index for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the price per share of the Index Fund – directly or indirectly by affecting the price of the index stocks underlying the component indices of the Underlying Index – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price per share of the Index Fund or one or more of the index stocks underlying the component indices of the Underlying Index. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the shares of the Index Fund and the index stocks underlying the component indices of the Underlying Index. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index Fund, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the Index Sponsor of the Underlying Index, the issuers of the index stocks underlying the component indices of the Underlying Index, the issuer of the Index Fund, which we refer to as the Fund Issuer, or the Index Fund Investment Advisor, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.'s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the index stocks underlying the component indices of the Underlying Index, the Fund Issuer or the Index Fund Investment Advisor and with respect to the Index Fund itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the price per share of the Index Fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Index Fund, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

Except to the extent that Goldman, Sachs & Co. and one or more of its affiliates act as authorized participants in the distribution of, and, at any time, may hold, shares of the Index Fund, there is no affiliation between the Index Fund and Goldman, Sachs & Co., and Goldman, Sachs & Co. is not responsible for any disclosure by the Index Fund.

     Goldman, Sachs & Co. or one or more of its other affiliates may act, from time to time, as authorized participants in the distribution of shares of the Index Fund, and, at any time, may hold shares of the Index Fund. Goldman, Sachs & Co. or one or more of its affiliates is not otherwise affiliated with the Index Fund. As discussed above, Goldman, Sachs & Co. or its affiliates may currently or from time to time in the future engage in business with issuers of the index stocks underlying the component indices of the Underlying Index which is the index that the Index Fund is tracking. Nevertheless, neither Goldman, Sachs & Co. nor any of its affiliates assumes any responsibility for the accuracy or the completeness of any information about the Index Fund or any issuer of the index stocks underlying the component indices of the Underlying Index. You, as an investor in the notes, should make your own investigation into such issuer. Neither the Index Fund nor any issuers of the index stocks underlying the component indices of the Underlying Index are involved in this offering in any way and none of them have any obligation of any sort with respect to your notes. Neither the Index Fund nor any such issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event or a non-Trading day occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. Moreover, if the closing price of shares of the Index Fund is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event, a non-Trading Day or for any other reason (other than discontinuance or modification of the indices or discontinuance or modification of the Index Fund), the calculation agent will nevertheless determine the Final Index Fund Price based on its assessment, made in its sole discretion, of the price per share of the Index Fund at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one Business Day after the originally scheduled Maturity Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" above.

You have limited anti-dilution protection.

     Goldman, Sachs & Co., as calculation agent for your notes, may adjust the Final Index Fund Price, but only in the situations we describe in "Terms of the Notes – Anti-dilution Adjustments". The calculation agent will not be required to make an adjustment for every event that may affect the Index Fund and will have broad discretion to determine whether and to what extent an adjustment is required.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in "Taxation in the United States" in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as financial contracts under which we deliver at maturity a cash amount determined by reference to the Index Fund in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under "Taxation in the United States – Alternative Treatments" in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Fund Price and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pretax Index Fund Prices Returns for the Index Fund. Based on these hypothetical Final Index Fund Prices Returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Final Index Fund Prices Returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Risk Factors" above.

     The table below also assumes that there is no change in or affecting the composition of the Index Fund or the method by which the price per share of the Index Fund is calculated and that no Market Disruption Event occurs with respect to the Index Fund on the Determination Date. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index Fund has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index Fund over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical prices per share of the Index Fund set forth elsewhere in this pricing supplement. For information about the price per share of the Index Fund during recent periods, see "The Index Fund – Historical Performance" below.

     The prices in the left column of the table below represent hypothetical Final Index Fund Prices and are expressed as percentages of the Initial Index Fund Prices. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Index Fund Prices, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-thousandth of one percent). The middle column contains hypothetical Redemption Amounts for each U.S. $1,000.00 Face Amount of notes, based on the corresponding hypothetical percentages in the right column, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Redemption Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.000% of the Face Amount of a note, based on the corresponding hypothetical Final Index Fund Price and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date assuming a Buffer Level of 85.000% of the Initial Index Fund Price, a Buffer Rate of approximately 117.650%, a Buffer Amount of 15.000% and a Maximum Settlement Amount of $1,102.50 for every $1,000.00 Face Amount.

Final Index Fund Price as Percentage of Initial Index Fund Price	Redemption Amount per $1,000 Face Amount	Redemption Amount as a Percentage of $1,000 Face Amount
150.000%	$1,102.50	110.250%
125.000%	$1,102.50	110.250%
100.000%	$1,102.50	110.250%
85.000%	$1,102.50	110.250%
75.000%	$882.35	88.235%
50.000%	$588.24	58.824%
25.000%	$294.12	29.412%
0.000%	$0.00	0.000%

     If, for example, the Final Index Fund Price were determined to be 25.000% of the Initial Index Fund Price, the Redemption Amount that we would deliver on your notes at maturity would be approximately 29.412% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Maturity Date, you would lose approximately 70.588% of the Face Amount of your investment.

     In addition, if the Final Index Fund Price were determined to be 150.000% of the Initial Index Fund Price, the payment amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,102.50 for every $1,000.00 of Face Amount, as shown in the table above. As a result, if you held your notes to the stated Maturity Date, you would not benefit from any increase in the Final Index Fund Price over 110.250% of the Initial Index Fund Price.

     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Index Fund Price (expressed as a percentage of the Initial Index Fund Price) were any of the hypothetical levels shown on the horizontal axis and based on an assumed Buffer Level of 85.000% of the Initial Index Fund Price and the Maximum Settlement Amount of $1,102.50 for every $1,000.00 Face Amount. The chart shows that any hypothetical Final Index Fund Price of less than 85.000% of the Initial Index Fund Price (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.000% of the Face Amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

     The chart also shows that any hypothetical Final Index Fund Price (expressed as a percentage of the Initial Index Fund Price) of greater than 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX FUND

iShares® MSCI Emerging Markets Index Fund

     All information contained herein on the Index Fund is derived from publically available information and is provided for informational purposes only. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

     The shares of the Index Fund are issued by iShares, Inc., a registered investment company. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The Index Fund trades on the NYSE Arca under the ticker symbol “EEM UP”. BlackRock Fund Advisors (BFA), a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A. (BITC) serves as the investment advisor to the Index Fund (the Index Fund Investment Advisor).

     BFA, as the investment advisor to the Index Fund, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The Index Fund generally invests at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI Emerging Markets Index. The Index Fund may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which BFA believes will help the Index Fund track the Underlying Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other funds for any portion of the Index Fund's assets invested in shares of such other funds.

     We obtained the following fee information from the Index Fund website, without independent verification. The investment advisor is entitled to receive a management fee from the Index Fund based on the Index Fund's allocable portion of the aggregate of the average daily net assets of the Index Fund as follows: 0.75% per annum of aggregate net assets of the Index Fund less than or equal to $14.0 billion, plus 0.68% per annum of the aggregate net assets of the Index Fund on amounts over $14.0 billion, up to and including $28.0 billion, plus 0.61% per annum of the aggregate net assets of the Index Fund on amounts over of $28.0 billion, up to and including $42.0 billion, plus 0.56% per annum of the aggregate net assets of the Index Fund on amounts over $42.0 billion, up to and including $56.0 billion, plus 0.50% per annum of the aggregate net assets of the Index Fund on amounts over $56.0 billion, up to and including $70.0 billion, plus 0.45% per annum of the aggregate net assets of the Index Fund on amounts over $70.0 billion, up to and including $84.0 billion and 0.40% per annum of the aggregate net assets of the Index Fund on amounts in excess of $84.0 billion. As of June 3, 2011, the expense ratio of the iShares Fund was 0.69% per annum.

     For additional information regarding iShares Inc., BFA, the Index Fund and the risk factors attributable to the Index Fund, please see the Prospectus, dated January 1, 2011 (as supplemented March 31, 2011), filed as part of the Registration Statement on Form N-1A with the SEC on December 17, 2010 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at http://www.sec.gov. In addition, information regarding the Index Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at http://www.ishares.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

     If a market disruption event occurs with respect to the Index Fund, the calculation agent will have discretion to adjust the closing price of the Index Fund on the determination date or to determine it in a different manner as described under "— Consequences of a Market Disruption Event or a Non-Trading Day" above.

Investment Objective and Strategy

     The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the Underlying Index. The Index Fund’s investment objective and the Underlying Index may be changed at any time.

     The return on your notes is linked to the performance of the Index Fund, and not to the performance of the Underlying Index on which the Index Fund is based. Although the Index Fund seeks results that correspond generally to the performance of the Underlying Index, the Index Fund follows a strategy of “representative sampling,” which means the Index Fund’s holdings do not identically correspond to the holdings and weightings of the Underlying Index, and may significantly diverge from the Underlying Index. Although the Index Fund generally invests at least 90% of its assets in some of the same securities as those contained in the Underlying Index and in depositary receipts representing the same securities as those contained in the Underlying Index, it does not hold all of the securities underlying the Underlying Index and may invest the remainder in securities that are not contained in the Underlying Index, or in other types of investments. Additionally, when the Index Fund purchases securities not held by the Underlying Index, the Index Fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the Underlying Index components are not exposed. Therefore, your investment in the Index Fund will not directly track the performance of the Underlying Index and there may be significant variation between the performance of the Index Fund and the Underlying Index on which it is based.

     The following tables display the top holdings and weighting by country and sector of the Index Fund. We obtained the information in the tables below from the Index Fund website, without independent verification.

iShares® Underlying Index Fund Stock Weighting by
Country
as of April 30, 2011**

Country:	Percentage (%)*
China	16.90%
India	6.23%
South Korea	14.92%
Taiwan	11.38%
Indonesia	2.44%
Malaysia	3.18%
Philippines	0.93%
Thailand	1.72%
Brazil	15.45%
Mexico	4.32%
Chile	1.48%
Peru	0.54%
Russia	7.11%
Czech Republic	0.46%
Hungary	0.65%
South Africa	7.63%
Turkey	1.57%
Egypt	0.31%
Bermuda	0.01%
Cayman Islands	0.03%
Colombia	0.50%
Luxembourg	0.03%
Poland	1.64%
Hong Kong	0.18%
United States	0.05%

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Sector as April 30, 2011

Sector:	Percentage (%)*
Basic Materials	14.30%
Consumer Goods	8.91%
Consumer Services	5.33%
Financials	23.55%
Health Care	1.02%
Industrials	9.77%
Oil & Gas	13.97%
Technology	10.16%
Telecommunications	6.86%
Utilities	3.38%

*Information obtained from iShares® website. Percentages may not sum to 100% due to rounding.
**A list of constituent stocks can be found at http://us.ishares.com/product_info/fund/overview/EEM .htm
***The percentage of stocks from the United States is primarily reflective of ADRs (American Depository Receipts).

Sector designations are determined by the Index Fund Investment Advisor using criteria it has selected or developed. Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the index fund or indices.

Representative Sampling

     BFA uses a representative sampling strategy to track the MSCI Emerging Markets Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

     The MSCI Emerging Markets Index is a theoretical financial calculation while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Index Fund’s portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements that apply to the Index Fund but not to the MSCI Emerging Markets Index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The Index Fund, using representative sampling, can be expected to have a greater tracking error than an index fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Underlying Index. The annual tracking error of the Index Fund measured from the inception of the fund to June 3, 2011 is 0.38%.

Industry Concentration Policy

     The Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Index Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries.

Creation Units

     The Index Fund issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (Creation Units). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the Index Fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the Index Fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

     The approximate value of one share of the Index Fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the Index Fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the Index Fund. The Index Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Emerging Markets Index

     The information below is included only to give insight to the underlying MSCI Emerging Markets Index, the performance of which the Index Fund attempts to mirror. Your note is linked to the performance of the Index Fund and not to the underlying MSCI Emerging Markets Index and the Index Fund may not hold the same securities as the MSCI Emerging Markets Index, and the holdings may diverge substantially.

     The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

     The MSCI Emerging Markets Index is part of the MSCI Global Investable Markets Indices, the methodology of which is described below.

     Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/products/indices/GIMI.html. The information on this Website is not, and should not be considered, incorporated by reference into this pricing supplement.

     Index Calculation. The performance of the MSCI Emerging Markets Index is a free float weighted average of the U.S. dollar values of the equity securities (the component securities) constituting of the MSCI indexes for the selected countries (the component country indices). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. See “—Maintenance of the MSCI Emerging Markets Index and the Component Country Indices” below.

     Prices used to calculate the value of the component securities in the MSCI Emerging Markets Index are the official exchange closing prices or prices accepted as such in the relevant market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. In general, all prices are taken from the main stock exchange in each market. In addition, in the event of a market closure or if a security does not trade on a specific day or for a specific period, MSCI will carry forward the previous day price for the affected component securities (or the latest available closing price) for the purpose of index calculation. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time. The U.S. dollar value of the MSCI Emerging Markets Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the component securities. The MSCI Emerging Markets Index was launched on December 31, 1987 at an initial value of 100.

     Daily Total Return Methodology. The MSCI Emerging Markets Index is a net daily total return index. A daily total return index measures the market performance, including price performance and income from dividend payments, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. MSCI's net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain dividends, including regular cash dividends and optional dividends, are reinvested in the MSCI Emerging Markets Index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the MSCI Emerging Markets Index through a price adjustment. Special cash dividends that are greater than or equal to 5% of the market price of the underlying security are reflected in the MSCI Emerging Markets Index through an adjustment on its ex-date. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, a return of capital or dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

     Maintenance of the MSCI Emerging Markets Index and the Component Country Indices. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting component country indices and the related component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: after close of the last scheduled business day of each February, May, August and November.

     MSCI may add additional component country indices to the MSCI Emerging Markets Index or subtract one or more of its current component country indices prior to the maturity date. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the MSCI Emerging Markets Index at the effective date of such change is the same as it was immediately prior to such change.

     Each component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

     MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the component country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semi-annual timetable.

     Ongoing event-related changes to the component country indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the component country indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available. Additions of newly listed equity securities to the country indices are generally made as part of regular index reviews but initial public offerings of a significant size may be eligible for inclusion earlier.

     The quarterly index review process is designed to ensure that the component country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities that meet market segment criteria based on the company's full market capitalization after a corporate event but do not meet float-adjusted market capitalization requirements; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

     The semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a component country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

     Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, rights issues and stock price and other adjustments including adjustments to the price adjustment factor due to company restructurings or other corporate events. Index maintenance of the component country indices is reflected in the MSCI Emerging Markets Index.

     Selection of Component Securities and Calculation of and Adjustment for Free Float. The selection of the component securities for each component country index is based on the following guidelines:

  define the universe of listed securities within each country;

  adjust the total market capitalization for each security for its respective free float available to foreign investors;

  classify securities into industry groups under the Global Industry Classification Standards; and

  select securities for inclusion according to MSCI’s index construction rules and guidelines.

     To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

     MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices.

     Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

     These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical High, Low and Closing Prices of the Index Fund

     The closing price per share of the Index Fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price per share of the Index Fund during any period shown below is not an indication that the Index Fund is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical prices per share of the Index Fund as an indication of the future performance of the Index Fund.

     We cannot give you any assurance that the future performance of the Index Fund or the MSCI Emerging Markets Index which underlies the Index Fund will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index Fund or the MSCI Emerging Markets Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index Fund and the MSCI Emerging Markets Index may be less likely to be indicative of the performance of the Index Fund or the MSCI Emerging Markets Index during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Index Fund will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through June 6, 2011, there were 487 18-month periods, the first of which began on January 2, 2008 and the last of which ended on June 6, 2011. In 94 of such 487 18-month periods the closing price of the Index Fund on the final date of such period had fallen below 85.00% of the closing price of the Index Fund on the initial date of such period. Therefore, during approximately 19.30% of such 18-month periods, if you had owned notes with terms similar to these notes, you may have received less than the Face Amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

     Before investing in the offered notes, you should consult publicly available information to determine the relevant prices per share of the Index Fund between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Index Fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index Fund will serve as a reliable indicator of its future performance.

     The table below shows the high, low and final closing prices per share of the Index Fund (in U.S. dollars) for each of the four calendar quarters in 2008, 2009 and 2010 and the first two calendar quarters in 2011 (through June 6, 2011). We obtained the closing prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Prices of the Index Fund

	High	Low	Close
2008:
Quarter ended March 31	50.3248	42.1316	44.7561
Quarter ended June 30	51.6571	44.3964	45.1558
Quarter ended September 30	44.3964	31.3040	34.5013
Quarter ended December 31	33.8718	18.2049	24.9493
2009:
Quarter ended March 31	27.0675	19.9234	24.7894
Quarter ended June 30	34.6112	25.6287	32.2032
Quarter ended September 30	39.2574	30.7245	38.8777
Quarter ended December 31	42.0351	37.5288	41.4776
2010:
Quarter ended March 31	43.1966	36.8101	42.0972
Quarter ended June 30	43.9562	36.1405	37.2998
Quarter ended September 30	44.7458	37.5697	44.7458
Quarter ended December 31	48.5538	44.7458	47.6200
2011:
Quarter ended March 31	48.6900	44.6300	48.6900
Quarter ending June 30 (through June 6, 2011)	50.2100	46.1000	47.0900

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under "Taxation in the United States" and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition, except to the extent that any such gain is treated as ordinary income under the "constructive ownership" rules of Section 1260 of the Internal Revenue Code (the Code), as described below. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Section 1260 of the Code generally applies if an investor enters into a "constructive ownership transaction" with respect to a "pass-thru entity." The Index Fund is a "pass-thru entity" for these purposes, but it is not clear whether a holder's ownership of a note constitutes a "constructive ownership transaction." Our tax counsel is not expected to opine on this question. If a note is treated as a constructive ownership transaction, any long-term capital gain recognized by you in respect of the notes will generally be recharacterized as ordinary income to the extent such gain exceeds the amount of your aggregate “net underlying long-term capital gain” (as defined in Section 1260 of the Code). In addition, an interest charge will apply to any underpayment of tax in respect of any gain that is recharacterized as ordinary income to the extent such gain would have resulted in gross income inclusion for you in taxable years prior to the taxable year of the sale, exchange, redemption or other disposition of the notes. In this regard, we will not provide you with any information relating to the Index Fund shares that would be relevant with respect to the necessary calculations under Section 1260 of the Code. Prospective purchasers should consult with their own tax advisors as to the application of the “constructive ownership transaction” rules under Section 1260 of the Code.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Recently Enacted Legislation. Recently enacted legislation may require individual U.S. holders to report to the IRS certain information with respect to their beneficial ownership of the notes. Investors who fail to report required information could be subject to substantial penalties.

     In addition and also under recently enacted legislation, beginning in 2012, all payments of the proceeds of a sale, exchange or other disposition of the notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the "Taxation in the United States" section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of                 , 2011 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,                   , 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.